Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2022.

As at January 31, 2022
(in millions of Canadian dollars)
Subordinated Debt	8,481

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,558
Common Shares	13,625
Contributed Surplus	319
Retained Earnings	37,513
Accumulated Other Comprehensive Income	2,789

Total Equity	59,804
Total Capitalization	68,285

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2022.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2022.